AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 1998

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3
                      RULE 13E-3 TRANSACTION STATEMENT
   (PURSUANT TO SECTION 13(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         THE COLEMAN COMPANY, INC.
                              (Name of Issuer)

                            SUNBEAM CORPORATION
                          CAMPER ACQUISITION CORP.
                         THE COLEMAN COMPANY, INC.
                     (Name of Persons Filing Statement)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

                                193559 10 1
                   (CUSIP Number of Class of Securities)

                           DAVID C. FANNIN, ESQ.
        EXECUTIVE VICE PRESIDENT, CHIEF LEGAL OFFICER AND SECRETARY
                            SUNBEAM CORPORATION
                   1615 SOUTH CONGRESS AVENUE, SUITE 200
                        DELRAY BEACH, FLORIDA 33445
                               (561) 243-2100
          (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of Persons Filing
                                 Statement)

                                  COPY TO:

                          RICHARD L. EASTON, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             ONE RODNEY SQUARE
                         WILMINGTON, DELAWARE 19801
                               (302) 651-3000

 This Statement is filed in connection with:
 (X) a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
 (X) b.    The filing of a registration statement under the Securities Act of 1933.
 ( ) c.    A tender offer.
 ( ) d.    None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: (X)

                         Calculation of Filing Fee

       Transaction Valuation(1)            Amount of Filing Fee(2)
             $278,206,768                       $55,641

 (1)  Estimated solely for the purpose of calculating the filing fee required by Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and based on the product of (i) $21.9375, the average of the high and low sale prices of the common stock, par value $.01 per share ("Coleman Common Stock"), of The Coleman Company, Inc. ("Coleman") on May 8, 1998, as reported on the New York Stock
      Exchange, Inc. Composite Transactions Tape, multiplied by (ii) 12,703,580 (the number of shares of Coleman Common Stock to be exchanged in the merger of Camper Acquisition Corp. ("CAC"), a wholly owned subsidiary of Sunbeam Corporation ("Sunbeam"), with and into Coleman, pursuant to the Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam, CAC and Coleman, assuming the exercise of all outstanding options to purchase shares of Coleman Common Stock.
 (2) The amount of the filing fee, calculated in accordance with Rule 0-11, is equal to 1/50th of one percent of the transaction value as set forth above.
 (X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
 Amount Previously Paid: $57,978           Filing Party:  Sunbeam Corporation
 Form and Registration No:  Form S-4       Filing Date:   May 11, 1998
   Registration Statement,
   Registration No. ____



 INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being jointly filed by Sunbeam Corporation, a Delaware corporation ("Sunbeam"), Camper Acquisition Corp., a Delaware corporation and a newly formed, wholly owned subsidiary of Sunbeam ("CAC"), and The Coleman Company, Inc., a Delaware corporation ("Coleman"), in connection with the merger (the "Coleman Merger") of CAC with and into Coleman, with Coleman continuing as the surviving corporation and as an indirect wholly owned subsidiary of Sunbeam. The Coleman Merger will be effected pursuant to the Agreement and Plan of Merger, dated as of February 27, 1998 (the "Coleman Merger Agreement"), among Sunbeam, CAC and Coleman. Upon the terms and subject to the conditions set forth in the Coleman Merger Agreement, at the effective time of the Coleman Merger, each outstanding share of common stock, par value $.01 per share ("Coleman Common Stock"), of Coleman (other than shares held indirectly by Sunbeam and dissenting shares, if any) will be converted into the right to receive 0.5677 of a share of common stock, par value $.01 per share, of Sunbeam ("Sunbeam Common Stock") and $6.44 in cash, without interest thereon. Cash will be paid in lieu of any fractional shares of Sunbeam Common Stock. The Coleman Merger Agreement is incorporated by reference herein in its entirety.

      The Coleman Merger is the second and final step in the acquisition by Sunbeam of the entire equity interest in Coleman. The first step of such acquisition occurred pursuant to the Agreement and Plan of Merger, dated as of February 27, 1998 (as amended, the "Holdings Merger Agreement"), among Sunbeam, Laser Acquisition Corp., a Delaware corporation and a newly formed, wholly owned subsidiary of Sunbeam ("LAC"), Coleman (Parent) Holdings Inc. ("Parent Holdings"), a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings Inc. ("Mafco"), and CLN Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Parent Holdings ("CLN Holdings"). On March 30, 1998, pursuant to the Holdings Merger Agreement, CLN Holdings was merged with and into LAC, with LAC continuing as the surviving corporation and as a wholly owned subsidiary of Sunbeam (the "Holdings Merger"). As a result of the Holdings Merger, Sunbeam became the indirect owner of the 44,067,520 shares of Coleman Common Stock held by Coleman Worldwide Corporation, a Delaware corporation and a wholly owned subsidiary of CLN Holdings. The shares of Coleman Common Stock indirectly acquired by Sunbeam in the Holdings Merger represented more than 80% of the total number of then outstanding shares. As a result of subsequent option exercises by employees and former employees of Coleman, such shares represent approximately ___% of the currently outstanding shares of Coleman Common Stock.

      On March 30, 1998, upon consummation of the Holdings Merger, all of the members of the Coleman board of directors resigned, the number of directors constituting the board of directors of Coleman was fixed at five, and five designees of Sunbeam were elected as the directors of Coleman.

      The information set forth in the preliminary Information Statement/Prospectus (the "Information Statement/Prospectus") filed by Coleman and Sunbeam with the Securities and Exchange Commission on the date hereof is incorporated by reference herein in its entirety and the responses to each item of this Schedule 13E-3 are qualified in their entirety by the provisions of the Information Statement/Prospectus. The following is a summary cross-reference sheet pursuant to General Instruction F of Schedule 13E-3 which shows the location in the Information Statement/Prospectus of the information required to be disclosed in response to the items of Schedule 13E-3.

                           CROSS-REFERENCE SHEET

 Item in Schedule 13E-3          Location In Information Statement/Prospectus

 Item 1(a) . . . . . . . . .     Cover Page; "SUMMARY -- The Companies"

 Item 1(b) . . . . . . . . .     Cover Page; "THE COLEMAN MERGER --
                                 Ownership of Coleman Common
                                 Stock"; "DESCRIPTION OF COLEMAN
                                 CAPITAL STOCK"

 Item 1(c)-(d) . . . . . . .     "SUMMARY -- Market Prices and
                                 Dividends Paid"; "SOURCE AND
                                 AMOUNT OF FUNDS AND OTHER
                                 CONSIDERATION"

 Item 1(e) . . . . . . . . . .                   *

 Item 1(f) . . . . . . . . .     "THE COLEMAN MERGER -- Ownership
                                 of Coleman Common Stock"

 Item 2(a)-(d), (g)  . . . .     Cover Page; "SUMMARY -- The
                                 Companies"; "SUMMARY -- The
                                 Merger"; "DIRECTORS AND EXECUTIVE
                                 OFFICERS OF SUNBEAM, CAC AND
                                 COLEMAN"

 Item 2(e)-(f) . . . . . . .                     *

 Item 3(a)(1)  . . . . . . .                     *

 Item 3(a)(2)  . . . . . . . .   Cover Page; "SUMMARY -- Recent
                                 Developments"; "SUMMARY --
                                 Material Contacts Between Sunbeam
                                 and Coleman and its Affiliates";
                                 "SPECIAL FACTORS -- Background of
                                 the Merger"; "SPECIAL FACTORS --
                                 Sunbeam's Plans and Proposals for
                                 Coleman"; "MATERIAL CONTACTS
                                 BETWEEN SUNBEAM AND COLEMAN AND
                                 ITS AFFILIATES -- Holdings Merger
                                 Agreement"

 Item 3(b) . . . . . . . . . .   Cover Page; "SUMMARY -- Recent
                                 Developments"; "SUMMARY --
                                 Material Contacts Between Sunbeam
                                 and Coleman and its Affiliates";
                                 "SPECIAL FACTORS -- Background of
                                 the Merger"; "MATERIAL CONTACTS
                                 BETWEEN SUNBEAM AND COLEMAN AND
                                 ITS AFFILIATES -- Holdings Merger
                                 Agreement"

 Item 4(a) . . . . . . . . .     Cover Page; "SUMMARY -- The
                                 Merger"; "THE COLEMAN MERGER"

 Item 4(b) . . . . . . . . .     "SUMMARY -- The Merger"; "THE
                                 COLEMAN MERGER -- Interests of
                                 Certain Persons in the Merger";
                                 "THE COLEMAN MERGER --
                                 Continuation of Existing
                                 Indemnification Rights"

 Item 5(a)-(b) . . . . . . .                    *

 Item 5(c) . . . . . . . . .     Cover Page; "SUMMARY -- Material
                                 Contacts Between Sunbeam and
                                 Coleman and its Affiliates";
                                 "SPECIAL FACTORS -- Sunbeam's
                                 Plans and Proposals for Coleman";
                                 "MATERIAL CONTACTS BETWEEN
                                 SUNBEAM AND COLEMAN AND ITS
                                 AFFILIATES -- Holdings Merger
                                 Agreement"

 Item 5(d)   . . . . . . . .     "SUMMARY -- Market Prices and
                                 Dividends Paid"; "SPECIAL FACTORS --
                                 Purposes and Effects of the
                                 Coleman Merger"; "THE COLEMAN
                                 MERGER -- Delisting and
                                 Deregistration of Coleman Common
                                 Stock"; "SOURCE AND AMOUNT OF
                                 FUNDS AND OTHER CONSIDERATION";
                                 "UNAUDITED PRO FORMA CONDENSED
                                 FINANCIAL STATEMENTS"

 Item 5(e)   . . . . . . . .     "SPECIAL FACTORS -- Purposes and
                                 Effects of the Coleman Merger";
                                 "SPECIAL FACTORS -- Sunbeam's
                                 Plans and Proposals for Coleman"

 Item 5(f)-(g) . . . . . . .     "SUMMARY -- Market Prices and
                                 Dividends Paid"; "SPECIAL FACTORS --
                                 Purposes and Effects of the
                                 Coleman Merger"; "THE COLEMAN
                                 MERGER -- Delisting and
                                 Deregistration of Coleman Common
                                 Stock"

 Item 6(a), (c)-(d)  . . . .     "SUMMARY -- Recent Developments";
                                 "SOURCE AND AMOUNT OF FUNDS AND
                                 OTHER CONSIDERATION"

 Item 6(b) . . . . . . . . .     "THE COLEMAN MERGER -- Expenses"

 Item 7(a)-(c) . . . . . . .     "SPECIAL FACTORS -- Coleman's
                                 Reasons for the Coleman Merger
                                 and Approval of the Old Coleman
                                 Board"; "SPECIAL FACTORS --
                                 Sunbeam's Reasons for the Coleman
                                 Merger"; "SPECIAL FACTORS
                                 Purposes and Effects of the
                                 Coleman Merger"

 Item 7(d) . . . . . . . . .     "SUMMARY -- The Merger"; "SUMMARY
                                 -- Certain U.S. Federal Income Tax
                                 Considerations"; "SUMMARY --
                                 Market Prices and Dividends
                                 Paid"; "SPECIAL FACTORS --
                                 Purposes and Effects of the
                                 Coleman Merger"; "THE COLEMAN
                                 MERGER -- Conversion of Coleman
                                 Common Stock"; "THE COLEMAN
                                 MERGER -- Accounting Treatment";
                                 "THE COLEMAN MERGER -- Delisting
                                 and Deregistration of Coleman
                                 Common Stock"; "THE COLEMAN
                                 MERGER -- Ownership Interests of
                                 Coleman Stockholders After the
                                 Coleman Merger"; "CERTAIN U.S.
                                 FEDERAL INCOME TAX
                                 CONSIDERATIONS"; "UNAUDITED PRO
                                 FORMA CONDENSED FINANCIAL
                                 STATEMENTS"

 Item 8(a)-(b) . . . . . . .     "SPECIAL FACTORS -- Coleman's
                                 Reasons for the Coleman Merger
                                 and Approval of the Old Coleman
                                 Board"; "SPECIAL FACTORS --
                                 Position of Sunbeam on the
                                 Fairness of the Coleman Merger"

 Item 8(c) . . . . . . . . .     Cover Page; "SUMMARY -- The
                                 Merger"; "SPECIAL FACTORS --
                                 Background of the Merger"

 Item 8(d)-(f) . . . . . . .                     *

 Item 9(a)-(c) . . . . . . .    "AVAILABLE INFORMATION";
                                "SUMMARY -- The Merger"; "SPECIAL
                                FACTORS -- Background of the
                                Merger"; "SPECIAL FACTORS --
                                Opinion of Financial Advisor to
                                Coleman"; "SPECIAL FACTORS --
                                Opinion of Financial Advisor to
                                Sunbeam"

 Item 10(a)-(b)  . . . . . .    Cover Page; "SUMMARY -- Recent
                                Developments"; "SUMMARY --
                                Material Contacts Between Sunbeam
                                and Coleman and its Affiliates";
                                "THE COLEMAN MERGER -- Ownership
                                of Coleman Common Stock";
                                "MATERIAL CONTACTS BETWEEN
                                SUNBEAM AND COLEMAN AND ITS
                                AFFILIATES -- Holdings Merger
                                Agreement"

 Item 11 . . . . . . . . . .    Cover Page; "SUMMARY -- Recent
                                Developments"; "SUMMARY -- The
                                Merger"; "SUMMARY -- Material
                                Contacts Between Sunbeam and
                                Coleman and its Affiliates"; "THE
                                COLEMAN MERGER -- Interests of
                                Certain Persons in the Merger";
                                "SOURCE AND AMOUNT OF FUNDS AND
                                OTHER CONSIDERATION"; "MATERIAL
                                CONTACTS BETWEEN SUNBEAM AND
                                COLEMAN AND ITS AFFILIATES --
                                Holdings Merger Agreement"

 Item 12(a)  . . . . . . . .    Cover Page; "SUMMARY -- The
                                Merger"; "SPECIAL FACTORS --
                                Background of the Merger";
                                "THE COLEMAN MERGER -- Interests
                                of Certain Persons in the Merger"

 Item 12(b)  . . . . . . . .    Cover Page; "SUMMARY -- The
                                Merger"; "SPECIAL FACTORS --
                                Background of the Merger";
                                "SPECIAL FACTORS -- Coleman's
                                Reasons for the Coleman Merger
                                and Approval of the Old Coleman
                                Board"

 Item 13(a)  . . . . . . . .    Cover Page;  "SUMMARY -- Appraisal
                                Rights"; "APPRAISAL RIGHTS";
                                "ANNEX III -- SECTION 262 OF THE
                                GENERAL CORPORATION LAW OF THE
                                STATE OF DELAWARE"

 Item 13(b)-(c)  . . . . . .                *

 Item 14(a)  . . . . . . . .    "INCORPORATION OF DOCUMENTS BY
                                REFERENCE"; "SUMMARY -- Selected
                                Consolidated Financial Data of
                                Coleman"; "SUMMARY -- Comparative
                                Per Share Data"

 Item 14(b)  . . . . . . . .    "SUMMARY -- Selected Consolidated
                                Historical and Pro Forma
                                Financial Information of
                                Sunbeam"; "SUMMARY -- Comparative
                                Per Share Data"; "UNAUDITED PRO
                                FORMA CONDENSED FINANCIAL
                                STATEMENTS"

 Item 15(a)-(b)  . . . . . .                *

________________
 * Omitted since the answer is negative, the Item is not applicable or the Item is located in this Schedule 13E-3 only.


 ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

      (a)   The information set forth on the Information
 Statement/Prospectus cover page and under the caption "SUMMARY -- The Companies" in the Information Statement/Prospectus is incorporated herein by reference.

      (b)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "THE COLEMAN MERGER -- Ownership of Coleman Common Stock" and "DESCRIPTION OF COLEMAN CAPITAL STOCK" in the Information Statement/Prospectus is incorporated herein by reference.

      (c)-(d) The information set forth under the captions "SUMMARY -- Market Prices and Dividends Paid" and "SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION" in the Information Statement/Prospectus is incorporated herein by reference.

      (e)   Not applicable.

      (f)   The information set forth under the caption "THE COLEMAN MERGER
 -- Ownership of Coleman Common Stock" in the Information Statement/Prospectus is incorporated herein by reference.


 ITEM 2.    IDENTITY AND BACKGROUND.

      (a)-(d), (g)   This Schedule 13E-3 is being filed jointly by Sunbeam,
 CAC and Coleman (which is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- The Companies," "SUMMARY -- The Merger" and "DIRECTORS AND EXECUTIVE OFFICERS OF SUNBEAM, CAC AND COLEMAN" in the Information Statement/Prospectus is incorporated herein by reference.

      (e)-(f) During the last five years, none of Sunbeam, CAC or Coleman, nor, to the best of their knowledge, any of their directors and executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


 ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

      (a)(1)    Not applicable.

      (a)(2) The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- Recent Developments," "SUMMARY -- Material Contacts Between Sunbeam and Coleman and its Affiliates," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Sunbeam's Plans and Proposals for Coleman" and "MATERIAL CONTACTS BETWEEN SUNBEAM AND COLEMAN AND ITS AFFILIATES -- Holdings Merger Agreement" is incorporated herein by reference.

      (b) The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- Recent Developments,"
 "SUMMARY -- Material Contacts Between Sunbeam and Coleman and its Affiliates," "SPECIAL FACTORS -- Background of the Merger" and "MATERIAL CONTACTS BETWEEN SUNBEAM AND COLEMAN AND ITS AFFILIATES" is incorporated herein by reference.


 ITEM 4.    TERMS OF THE TRANSACTION.

      (a)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "SUMMARY -- The Merger" and "THE COLEMAN MERGER" in the Information Statement/Prospectus is incorporated herein by reference.

      (b) The information set forth under the captions "SUMMARY -- The Merger," "THE COLEMAN MERGER -- Interests of Certain Persons in the Merger" and "THE COLEMAN MERGER -- Continuation of Existing Indemnification Rights" is incorporated herein by reference.


 ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

      (a)-(b)   Not Applicable.

      (c)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "SUMMARY -- Material Contacts Between Sunbeam and Coleman and its Affiliates," "SPECIAL FACTORS -- Sunbeam's Plans and Proposals for Coleman" and "MATERIAL CONTACTS BETWEEN SUNBEAM AND COLEMAN AND ITS AFFILIATES -- Holdings Merger Agreement" in the Information Statement/Prospectus is incorporated herein by reference.

      (d) The information set forth under the captions "SUMMARY -- Market Prices and Dividends Paid," "SPECIAL FACTORS -- Purposes and Effects of the Coleman Merger," "THE COLEMAN MERGER -- Delisting and Deregistration of Coleman Common Stock," "SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION" and "UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS" in the Information Statement/Prospectus is incorporated herein by reference.

      (e) The information set forth under the captions "SPECIAL FACTORS -- Purposes and Effects of the Coleman Merger" and "SPECIAL FACTORS -- Sunbeam's Plans and Proposals for Coleman" in the Information
 Statement/Prospectus is incorporated herein by reference.

      (f)-(g) The information set forth under the captions "SUMMARY -- Market Prices and Dividends Paid," "SPECIAL FACTORS -- Purposes and Effects of the Coleman Merger" and "THE COLEMAN MERGER -- Delisting and
 Deregistration of Coleman Common Stock" in the Information
 Statement/Prospectus is incorporated herein by reference.


 ITEM 6.    SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

      (a), (c)-(d)   The information set forth under the captions "SUMMARY --
 Recent Developments" and "SOURCE AND AMOUNT OF FUNDS AND OTHER
 CONSIDERATION" in the Information Statement/Prospectus is incorporated herein by reference.

      (b) The information set forth under the caption "THE COLEMAN MERGER -- Expenses" in the Information Statement/Prospectus is incorporated herein by reference.


 ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

      (a)-(c) The information set forth under the captions "SPECIAL FACTORS -- Coleman's Reasons for the Coleman Merger and Approval of the Old Coleman Board," "SPECIAL FACTORS -- Sunbeam's Reasons for the Coleman Merger" and "SPECIAL FACTORS -- Purposes and Effects of the Coleman Merger" in the Information Statement/Prospectus is incorporated herein by reference.

      (d) The information set forth under the captions "SUMMARY -- The Merger," "SUMMARY -- Certain U.S. Federal Income Tax Considerations," "SUMMARY -- Market Prices and Dividends Paid," "SPECIAL FACTORS -- Purposes and Effects of the Coleman Merger," "THE COLEMAN MERGER -- Conversion of Coleman Common Stock," "THE COLEMAN MERGER -- Accounting Treatment," "THE COLEMAN MERGER -- Delisting and Deregistration of Coleman Common Stock," "THE COLEMAN MERGER -- Ownership Interests of Coleman Stockholders After the Coleman Merger," "CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS" and "UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS" in the Information Statement/Prospectus is incorporated herein by reference.


 ITEM 8.    FAIRNESS OF THE TRANSACTION.

      (a)-(b) The information set forth under the captions "SPECIAL FACTORS -- Coleman's Reasons for the Coleman Merger and Approval of the Old Coleman Board" and "SPECIAL FACTORS -- Position of Sunbeam on the Fairness of the Coleman Merger" in the Information Statement/Prospectus is incorporated herein by reference.

      (c) The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- The Merger" and "SPECIAL FACTORS -- Background of the Merger" is incorporated herein by reference.

      (d)-(f)   Not applicable.


 ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

      (a)-(c) The information set forth under the captions "AVAILABLE INFORMATION," "SUMMARY -- The Merger," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Opinion of Financial Advisor to Coleman" and "SPECIAL FACTORS -- Opinion of Financial Advisor to Sunbeam" in the Information Statement/Prospectus is incorporated herein by reference.


 ITEM 10.   INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- Recent Developments," "SUMMARY -- Material Contacts Between Sunbeam and Coleman and its Affiliates," "THE COLEMAN MERGER -- Ownership of Coleman Common Stock" and "MATERIAL CONTACTS BETWEEN SUNBEAM AND COLEMAN AND ITS AFFILIATES -- Holdings Merger Agreement" in the Information Statement/Prospectus is incorporated herein by reference.


 ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

      The information set forth on the Information Statement/Prospectus cover page and under the captions "SUMMARY -- Recent Developments," "SUMMARY -- The Merger," "SUMMARY -- Material Contacts Between Sunbeam and Coleman and its Affiliates," "THE COLEMAN MERGER -- Interests of Certain Persons in the Merger," "SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION" and "MATERIAL CONTACTS BETWEEN SUNBEAM AND COLEMAN AND ITS AFFILIATES -- Holdings Merger Agreement" in the Information Statement/Prospectus is incorporated herein by reference.


 ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

      (a)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "SUMMARY -- The Merger," "SPECIAL FACTORS -- Background of the Merger" and "THE COLEMAN MERGER -- Interests of Certain Persons in the Merger" in the Information Statement/Prospectus is incorporated herein by reference.

      (b)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "SUMMARY -- The Merger," "SPECIAL FACTORS -- Background of the Merger" and "SPECIAL FACTORS -- Coleman's Reasons for the Coleman Merger and Approval of the Old Coleman Board" in the Information Statement/Prospectus is incorporated herein by reference.


 ITEM 13.   OTHER PROVISIONS OF THE TRANSACTION.

      (a)   The information set forth on the Information
 Statement/Prospectus cover page and under the captions "SUMMARY -- Appraisal Rights" and "APPRAISAL RIGHTS" in the Information Statement/Prospectus and "ANNEX III -- SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE" thereto is incorporated herein by reference.

      (b)-(c)   Not applicable.


 ITEM 14.   FINANCIAL INFORMATION.

      (a) The information set forth under the captions "INCORPORATION OF DOCUMENTS BY REFERENCE," "SUMMARY -- Selected Consolidated Financial Data of Coleman" and "SUMMARY -- Comparative Per Share Data" in the Information Statement/Prospectus is incorporated herein by reference.

      (b) The information set forth under the captions "SUMMARY -- Selected Consolidated Historical and Pro Forma Financial Information of Sunbeam," "SUMMARY -- Comparative Per Share Data" and "UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS" in the Information Statement/Prospectus is incorporated herein by reference.


 ITEM 15.   PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

      (a)-(b)   Not applicable.


 ITEM 16.   ADDITIONAL INFORMATION.

      The information contained in the Information Statement/Prospectus is incorporated herein by reference in its entirety.


 ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS

     *(a)(1) Credit Agreement, dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent.

     *(a)(2) Amendment No. 1, dated as of May 8, 1998, to the Credit Agreement dated as of March 30, 1998 among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent.

      (b) OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION included as ANNEX II to the Information Statement/Prospectus incorporated by reference as Exhibit (d) to this Schedule 13E-3.

      (c)(1) Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam, CAC and Coleman included as ANNEX I to the Information Statement/Prospectus incorporated by reference as Exhibit (d) to this Schedule 13E-3.

      (c)(2) Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Laser Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc. (previously filed as Exhibit 10.t to the Sunbeam Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the "SEC") on March 6, 1998, and incorporated herein by reference).

      (d) Preliminary Information Statement/Prospectus of The Coleman Company, Inc. and Sunbeam Corporation filed with the SEC on the date hereof and incorporated herein by reference.

      (e) SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW included as ANNEX III to the Information
                Statement/Prospectus incorporated by reference as Exhibit
                (d) to this Schedule 13E-3.

      (f)       None.

 ___________________________

 * To be filed by amendment.

                                 SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.


 Dated:  May 11, 1998              SUNBEAM CORPORATION


                                   By: /s/ David C. Fannin
                                       ___________________________________
                                           David C. Fannin
                                           Executive Vice President, Chief
                                           Legal Officer and Secretary


                                   THE COLEMAN COMPANY, INC.


                                   By: /s/ David C. Fannin
                                       ___________________________________
                                           David C. Fannin
                                           Executive Vice President, Chief
                                           Legal Officer and Secretary


                                   CAMPER ACQUISITION CORP.


                                   By: /s/ David C. Fannin
                                       ___________________________________
                                           David C. Fannin
                                           Vice President,
                                             General Counsel and Secretary



                               EXHIBIT INDEX


*(a)(1) Credit Agreement, dated as of March 30, 1998, among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent.

*(a)(2) Amendment No. 1, dated as of May 8, 1998, to the Credit Agreement dated as of March 30, 1998 among Sunbeam Corporation, the Subsidiary Borrowers referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., as Syndication Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and First Union National Bank, as Administrative Agent.

 (b) OPINION OF CREDIT SUISSE FIRST BOSTON CORPORATION included as ANNEX II to the Information Statement/Prospectus incorporated by reference as Exhibit (d) to this Schedule 13E-3.

 (c)(1) Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam, CAC and Coleman included as ANNEX I to the Information Statement/Prospectus incorporated by reference as Exhibit (d) to this Schedule 13E-3.

 (c)(2) Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Laser Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc. (previously filed as Exhibit 10.t to the Sunbeam Annual Report on Form 10-K, filed with the SEC on March 6, 1998, and incorporated herein by reference).

 (d) Preliminary Information Statement/Prospectus of The Coleman Company, Inc. and Sunbeam Corporation filed with the SEC on the date hereof and incorporated herein by reference.

 (e) SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW included as ANNEX III to the Information Statement/Prospectus incorporated by reference as Exhibit (d) to this Schedule 13E-3.

 (f)        None.

____________________________

 * To be filed by amendment.